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APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                                             American Business Information, Inc.
                                             5711 South 86th Circle
                                             Omaha, NE  68127


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  American Business Information, Inc.
     Registration Statement on Form S-3 (File No. 333-36669)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, I am hereby applying for the withdrawal of the above reference registration statement. The Company has elected not to proceed with the offering related to the above referenced registration statement due to general market conditions and a determination by the Company that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Class A Common Stock were made pursuant to the above referenced registration statement.

     If you have any questions or comments, please call me at (402) 593-4500.


                                   Sincerely,



                                   /s/ Steven Purcell
                                   Steven Purcell,
                                   Chief Financial Officer and
                                   Secretary

cc:  Mr. Abdul Mohammed,
     Nasdaq Stock Market